Q4 2013 % Change Y/Y Total Revenues $168.1 million +26% Soda Maker Units 1,542,000 +39% Flavor Units 9.8 million +32% CO 2 Refill Units 5.4 million +25% Net Income $0.7 million - 91% Adjusted Net Income $3.5 million - 63% EPS* $0.03 - 91% Adjusted EPS* $0.16 - 64% Financial Highlights Q 4 2013 *Based on 21.5 million weighted shares outstanding in Q 4 2013 and 21.0 million weighted shares outstanding in

Q 4 2012

FY 2013 % Change Y/Y Total Revenues $562.7 million +29% Soda Maker Units 4.4 million +27% Flavor Units 34.3 million +22% CO 2 Refill Units 21.5 million +30% Net Income $42.0 million - 4% Adjusted Net Income $53.0 million +6% EPS* $1.96 - 6% Adjusted EPS* $2.48 +4% *Based on 21.4 million weighted shares outstanding FY 2013 compared to 21.0 million weighted shares outstanding FY 2012 Financial Highlight

s FY 2013

Quarterly Revenue 2009 - 2013 (in $ Million ) Quarterly Revenue Growth 27.9 31.6 35.9 40.9 39.1 50.0 54.5 64.9 58.5 69.1 75.7 85.7 87.9 103.0 112.5 132.9 117.6 132.4 144.6 168.1 - 20.0 40.0 60.0 80.0 100.0 120.0 140.0 160.0 180.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013

Revenues 2009 - 2013 (in $ Million ) Annual Revenue Growth 136.2 208.4 289.0 436.3 562.7 0.0 100.0 200.0 300.0 400.0 500.0 600.0 2009 2010 2011 2012 2013

Quarterly Soda Maker Unit Sales 2009 - 2013 (in thousands ) Quarterly Soda Maker Units Growth 184 203 285 385 297 463 449 712 592 634 717 767 683 764 940 1 , 111 776 935 1,196 1,542 - 200 400 600 800 1,000 1,200 1,400 1,600 1,800 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013

Quarterly Refill Unit Sales 2009 - 2013 (in millions) Quarterly CO 2 Refill Units Growth 1.9 2.1 2.2 2.3 2.3 2.5 2.8 2.7 2.9 3.4 3.6 3.4 3.7 4.2 4.3 4.3 4.8 5.5 5.8 5.4 - 1.0 2.0 3.0 4.0 5.0 6.0 7.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013

Quarterly Flavor Unit Sales 2009 - 2013 (in millions) Quarterly Flavor Units Growth 1.4 1.7 2.0 2.2 3.0 3.1 4.1 3.7 3.8 6.1 4.4 4.6 5.8 7.2 7.7 7.4 7.7 8.5 8.3 9.8 0.0 2.0 4.0 6.0 8.0 10.0 12.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013

Fiscal 2014 Guidance Update • The Company expects full year 2014 revenue to increase approximately 15 % over 2013 revenue of $ 562.7 million. • The Company expects full year 2014 EBITDA to increase approximately 11 % over 2013 EBITDA of $ 62.2 million . Excluding changes in foreign currency exchange rates compared to 2013 , the Company expects 2014 EBITDA to increase approximately 25 % over 2013 . • The Compa ny expects full year 2014 net income to increase approximately 3 % over 2013 net income of $ 42.0 million.

Reported (IFRS) to Adjusted (non - IFRS) Reconciliation of Consolidated Statements of Operations Q 4 - 2013 vs. Q 4 - 2012 2012 2013 Reported Share based Reported Share based (Unadjusted) payment Adjusted (Unadjusted) payment Adjusted (Unaudited) In thousands (other than per share amounts) Revenue $ 132,947 $ - $ 132,947 $ 168,110 $ - $ 168,110 Cost of revenue 62,439 - 62,439 96,781 - 96,781 Gross profit 70,508 - 70,5

08 71,329 - 71,329 Operating expenses Sales and marketing 52,833 - 52,833 56,242 - 56,242 General and administrative 10,160 (1,896) 8,264 12,467 (2,781) 9,686 Other income, net (350) - (350) - - - Total operating expenses 62,643 (1,896) 60,747 68,709 (2,781) 65,928 Operating income 7,865 1,896 9,761 2,620 2,781 5,401 Interest expense, net 129 - 129 256 - 256 Other financial expense (income), net 125 - 125 1,359 - 1,359 Total financial expense (income), net 254 - 254 1,615 - 1,615 Income before income taxes 7,611 1,896 9,507 1,005 2,781 3,786 Income tax expense (tax benefit) 78 - 78 324 - 324 Net income for the period $ 7,533 $ 1,896 $ 9,429 $ 681 $ 2,781 $ 3,462 Net income per share Basic $ 0.37 $ 0.46 $ 0.03 $ 0.17 Diluted $ 0.36 $ 0.45 $ 0.03 $ 0.16 Weighted average number of shares Basic 20,530 20,530 20,892 20,892 Diluted 21,047 21,047 21,474 21,474

Reported (IFRS) to Adjusted (non - IFRS) Reconciliation of Consolidated Statements of Operations FY 2013 vs. FY 2012 2012 2013 Reported Share based Reported Share based (Unadjusted) payment Adjusted (Unadjusted) payment Adjusted (Unaudited) In thousands (other than per share amounts) Revenue $ 436,316 $ - $ 436,316 $ 562,723 $ - $ 562,723 Cost of revenue 200,491 - 200,491 277,153 - 277,153 Gross profit 235,825 - 235,8

25 285,570 - 285,570 Operating expenses Sales and marketing 153,009 - 153,009 186,289 - 186,289 General and administrative 37,767 (6,189) 31,578 50,353 (11,019) 39,334 Other income, net (484) - (484) - - - Total operating expenses 190,292 (6,189) 184,103 236,642 (11,019) 225,623 Operating income 45,533 6,189 51,722 48,928 11,019 59,947 Interest expense, net 169 - 169 551 - 551 Other financial expense, net 767 - 767 1,695 - 1,695 Total financial expense, net 936 - 936 2,246 - 2,246 Income before income taxes 44,597 6,189 50,786 46,682 11,019 57,701 Income tax expense 737 - 737 4,655 - 4,655 Net income for the period $ 43,860 $ 6,189 $ 50,049 $ 42,027 $ 11,019 $ 53,046 Net income per share Basic $ 2.16 $ 2.46 $ 2.02 $ 2.55 Diluted $ 2.09 $ 2.39 $ 1.96 $ 2.48 Weighted average number of shares Basic 20,344 20,344 20,791 20,791 Diluted 20,968 20,968 21,428 21,428